COMMENTS RECEIVED ON 03/03/2025

FROM KIM McMANUS

FIDELITY DEVONSHIRE TRUST (File Nos. 002-24389 and 811-01352)

Fidelity Equity-Income Fund, Fidelity Equity-Income K6 Fund, Fidelity Mid Cap Value Fund,

Fidelity Mid Cap Value K6 Fund, Fidelity Series Stock Selector Large Cap Value Fund,

Fidelity Series Value Discovery Fund, Fidelity Stock Selector Large Cap Value Fund

POST-EFFECTIVE AMENDMENT NO. 183

1)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we describe the type of derivative instruments we intend to invest in and disclose the extent to which derivatives are expected to be used (e.g., the degree of economic exposure the derivatives create and the amount invested in the derivatives strategy). In addition, the Staff requests we confirm Fidelity will include this disclosure in Item 4 for all funds within the Fidelity Investment Company complex if derivatives are a principal investment strategy.

R:

Investing in derivative instruments is not a principal investment strategy for the funds, except as indicated below, and as such additional disclosure regarding derivatives is not required pursuant to

Form N-1A, Item 4(a). We confirm that should a fund have a principal investment strategy of investing in derivative instruments (see below), it would include the additional disclosure regarding the types of derivatives in which the fund intends to invest, pursuant to Form N-1A, Item 4(a). Accordingly, we respectfully decline to modify the disclosure.

Each of Fidelity Equity-Income Fund and Fidelity Equity-Income K6 Fund includes additional disclosure regarding the use of covered call options as a principal investment strategy. Therefore, we don’t believe additional disclosure is required.

“The Adviser may also use covered call options as tools in managing the fund's assets. By writing covered call options, the Adviser sells the option to buy a security held by the fund at a specified price in exchange for a premium.”

2)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Derivative instruments that provide investment exposure to the investments above or exposure to one or more market risk factors associated with such investments are included in the fund's 80% policy, consistent with the fund's investment policies and limitations with respect to investments in derivatives.”

C:

The Staff requests we expand the disclosure to identify the “market risk factors associated with such investments” or otherwise clarify the type of derivative instruments in which we intend to invest (e.g., investment in interest rate derivatives). In addition, the Staff requests we confirm Fidelity will include this disclosure in Item 4 for all funds within the Fidelity Investment Company complex if derivatives are a principal investment strategy.

R:

Investing in derivative instruments is not a principal investment strategy for the funds, unless otherwise indicated in the principal investment strategy disclosure. The excerpted disclosure above is included to account for the limited circumstances under which a derivative instrument may be included in the fund’s 80% policy pursuant to amended Rule 35d-1 under the Investment Company Act of 1940 (“Amended Names Rule”). Under the Amended Names Rule, a fund may include derivative instruments in its 80% policy if the derivative instrument “provides investment exposure to investments suggested by the fund’s name” or to “one or more of the market risk factors associated with the investment focus that the fund’s name suggests”. As such, the disclosure excerpted above is consistent with both Form N-1A and the Amended Names Rule. We confirm that should a fund have a principal investment strategy of investing in derivative instruments, it would include additional disclosure regarding the types of derivatives in which the fund intends to invest, pursuant to Form N- 1A, Item 4(a). Accordingly, we respectfully decline to modify the disclosure.

3)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we include a leverage risk or explain why such risk is not material based on the fund’s derivatives investments. In addition, the Staff requests we confirm Fidelity will include a leverage risk in Item 4 for all funds within the Fidelity Investment Company complex if derivatives are a principal investment strategy.

R:

Each fund does not have a principal investment policy of investing in derivatives, except for Fidelity Equity-Income Fund and Fidelity Equity-Income K6 Fund (see below). As a result, we believe each fund’s existing disclosure remains appropriate. We confirm that each fund with a principal investment strategy to invest in derivatives will have appropriate principal investment risk disclosures in Item 4.

        Fidelity Equity-Income Fund and Fidelity Equity-Income K6 Fund may use covered call options as part of their principal investment strategy. Risk disclosure relating to covered call options is currently included under “Principal Investment Risks” in the “Investment Details” section. We will revise the disclosure to include corresponding risk disclosure in Item 4 of the prospectus and expand existing disclosure in Item 9 as follows:

Fund Summary – Principal Investment Risks

“Call Options Writing Risk. The fund may write (i.e., sell) covered call options. Under certain circumstances, the fund may be required to sell the underlying security or instrument (or settle in cash an amount of equal value) and give up some ability to participate in price increases of the underlying security or instrument. Options may involve economic leverage, which could result in greater volatility in price movement. Certain transaction costs associated with writing options may impact the fund’s returns.”

Fund Basics -- Principal Investment Risks

“Many factors affect the fund's performance. Developments that disrupt global economies and financial markets, such as pandemics and epidemics, may magnify factors that affect a fund's performance. The fund's share price changes daily based on changes in market conditions and interest rates and in response to other economic, political, or financial developments. The fund's reaction to these developments will be affected by the types of securities in which the fund invests, the financial condition, industry and economic sector, and geographic location of an issuer, and the fund's level of investment in the securities of that issuer. ~~To the extent a fund writes covered call options on particular securities, it gives up some ability to participate in price increases of the underlying securities.~~ When you sell your shares they may be worth more or less than what you paid for them, which means that you could lose money by investing in the fund.”

“Call Option Writing Risk. The writer of a call option takes the opposite side of the transaction from the option’s purchaser. In return for receipt of the premium, the writer assumes the obligation to pay or receive the strike price for the option’s underlying security or instrument if the other party to the option chooses to exercise it.

Writing a call option obligates the writer to sell or deliver the option’s underlying security or instrument or make a net cash settlement payment, as applicable, in return for the strike price, upon exercise of the option. Writing call options generally is a profitable strategy if prices remain the same or fall. Through receipt of the option premium, a call writer should mitigate the effects of a price increase. At the same time, because a call writer must be prepared to deliver the underlying security or instrument or make a net cash settlement payment, as applicable, in return for the strike price, even if its current value is greater, a call writer gives up some ability to participate in price increases in the underlying security or instrument.”

4)

Fidelity Mid Cap Value Fund and Fidelity Series Value Discovery Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we revise to identify the types of securities in which the fund may invest.

R:

We point the Staff’s attention to existing disclosure under “Principal Investment Strategies” in the Fund Summary and Investment Details sections that describes the types of securities each fund will invest in on a principal basis. For example, under “Principal Investment Strategies” in the “Fund Summary” section, each fund discloses that it invests “primarily in common stocks”. In addition, under “Description of Principal Security Types” in the “Investment Details” section of the prospectus, each fund provides a description of “equity securities”. Accordingly, we respectfully decline to modify the disclosure.